IMC Provides Further Details on Panaxia Transaction

Toronto, Canada, Glil Yam, Israel, September 8, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, provides details of the shares issued as part of the share consideration paid in connection with the previously announced acquisition of the Panaxia-to-the-Home online pharmacy and trading center IMC-GDP license from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia") (TASE: PNAX).

As first announced on April 30, 2021, the Company's wholly-owned Israeli subsidiary, IMC Holdings Ltd.("IMC Holdings"), signed a definitive agreement with Panaxia, pursuant to which IMC Holdings will acquire Panaxia's trading house license and in-house pharmacy activities, for an aggregate purchase price of $7.2 million (the "Panaxia Transaction"). The Panaxia Transaction will close in two stages, with the option of a third. IMC completed the first closing of the Panaxia Transaction on June 1, 2021, whereby it acquired all of Panaxia's online-related activities and intellectual property. At the second closing, which is subject to the approval of the Israeli Ministry of Health, IMC will acquire Panaxia's IMC-GDP license for distribution of medical cannabis. IMC has an option for third closing to acquire Panaxia's pharmacy, including licenses to dispense and sell to cannabis patients, which will become effective as of Feb. 15, 2022.

The Panaxia Transaction purchase price was to be satisfied by a combination of $2.9 million in cash (the "Cash Consideration") and $4.3 million in common shares of the Company ("Consideration Shares"). The Cash Consideration was paid in two instalments according to the terms of the Transaction.

To satisfy the share consideration component of the Panaxia Transaction, the Company will issue up to five instalments of Consideration Shares. The deemed price of each Consideration Share is calculated based on the average closing price of the Company's common shares on the Nasdaq Capital Market ("Nasdaq") over the 10 trading day period immediately preceding the date of issuance.

On September 1, 2021, the Company issued the second instalment of 246,007 Consideration Shares in connection with the Panaxia Transaction at a price of US$3.68 per Consideration Share, representing an aggregate value equal to US$905,305.76, with up to two additional instalments (each, an "Additional Instalment") expected.  The next two Additional Instalments will be issued on the first trading day of each of the next consecutive two months. The last instalment (fifth in total) will be issued upon the later of (i) four months from the issuance of the first instalment of Consideration Shares; or (ii) the second closing of the Panaxia Transaction, which is subject to the approval of the Israeli Ministry of Health. On July 30, 2021, the Company issued the first instalment of 142,007 Consideration Shares in connection with the first closing of the Panaxia Transaction at a price of US$5.009 per Consideration Share, representing an aggregate value equal to US$711,313.19.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany, and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to the retail sector with acquisitions of medical cannabis retail pharmacies and online platforms, distribution centers and logistics hubs enabling safe delivery of medical cannabis and control over the entire value chain, from seed to patients.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with European and Canadian EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM Nutraceuticals Inc. and its licensed producer subsidiary, Highland Grow Inc.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company's retail presence, distribution capabilities and data-driven insights, the completion of the subsequent closings of the Panaxia Transaction (including the receipt of all requisite approvals), the issuance dates of the Additional Instalments, and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure to obtain all necessary approvals related to the Panaxia Transaction, the ability of the Company to complete the Panaxia Transaction in a timely manner or at all; the receipt of requisite approvals to complete the Panaxia Transaction; the timing of each Additional Installment; the ability of the Company to integrate the Panaxia businesses into its existing operations and to realize the expected benefits and synergies of the Panaxia Transaction or the Acquisition; the ability of the Company to capture the benefits associated with its acquisitions of Trichome Financial Inc., MYM Nutraceuticals Inc. and Panaxia-to-the-Home; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; any change in accounting practices or treatment affecting the consolidation of financial results; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the "Construction Proceedings"); any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Kathleen Heaney

Investor Relations

kheaney@kcsa.com